UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

In accordance with Listing Rule 9.6.1, Pearson plc has today submitted to the National Storage Mechanism copies of each of the following documents:

- Annual Report and Accounts for the year ended 31 December 2012

- The Notice of Annual General Meeting to be held on 26 April 2013

Links to PDF files of the above documents are attached below and these documents are also available on the Pearson plc website at http://www.pearson.com/shareholderinfo2012.html

Annual Report and Accounts for the year ended 31 December 2012

http://www.pearson.com/content/dam/pearson-corporate/files/cosec/2013/15939_PearsonAR12.pdf

Notice of Annual General Meeting

http://www.pearson.com/content/dam/pearson-corporate/files/cosec/2013/FINAL_Pearson_NoM12.pdf

The documents will shortly be available for inspection on the National Storage Mechanism website: http://www.morningstar.co.uk/uk/nsm

IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson plc's Annual Report and Accounts for the year ended 31 December 2012 (the "2012 Annual Report and Accounts").

The information below, which is extracted from the 2012 Annual Report and Accounts, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson plc's Preliminary Announcement issued on 25 February 2013. Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full 2012 Annual Report and Accounts. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the 2012 Annual Report and Accounts.

RESPONSIBILITY STATEMENT

"Each of the directors, whose names and functions are listed on pages 44 to 46, confirm that to the best of their knowledge and belief:

- The Group financial statements, prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group and company; and
- The directors' report contained in the annual report includes a fair review of the development and performance of the business and the position of the company and Group, together with a description of the principal risks and uncertainties that they face.

The directors also confirm that, for all directors in office at the date of this report:

a) so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware; and

b) they have taken all the steps that they ought to have taken as directors in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information.

Approved by the board on 7 March 2013 and signed on its behalf by

Philip Hoffman
Secretary"

RELATED PARTY TRANSACTIONS

"Joint ventures and associates

Amounts advanced to joint ventures and associates during the year and at the balance sheet date are set out in note 12. There are no material amounts falling due from joint ventures and associates. In December 2011, the Group disposed of its 50% interest in FTSE International Ltd and details of this transaction are also shown in note 12.

Key management personnel

Key management personnel are deemed to be the members of the board of directors of Pearson plc. It is this board which has responsibility for planning, directing and controlling the activities of the Group. Key management personnel compensation is disclosed in the report on directors' remuneration.

There were no other material related party transactions.

No guarantees have been provided to related parties."

PRINCIPAL RISKS AND UNCERTAINTIES

"Our principal risks and uncertainties are outlined below. These are the most significant risks that may adversely affect our business strategy, financial position or future performance. The risk assessment process evaluates the probability of the risk materialising and the financial or strategic impact of the risk. Those risks which have a higher probability and significant impact on strategy, reputation or operations or a financial impact greater than £40 million are identified as principal risks. The risk assessment and reporting criteria are designed to provide the board with a consistent, Group-wide perspective of the key risks. The reports to the board, which are submitted twice per year, include an assessment of the probability and impact of risks materialising, as well as risk mitigation initiatives and their effectiveness. We conduct regular risk reviews to identify risk factors which may affect our business and financial performance and to assist management in prioritising their response to those risks. Our Group internal audit and risk assurance function facilitates risk reviews with each business, shared service operations and corporate functions, identifying measures and controls to mitigate these risks. These reviews are designed so that the different businesses are able to tailor and adapt their risk management processes to suit their specific circumstances. Management is responsible for considering and executing the appropriate action to mitigate these risks whenever possible. It is not possible to identify every risk that could affect our businesses, and the actions taken to mitigate the risks described below cannot provide absolute assurance that a risk will not materialise and/or adversely affect our business or financial performance."

Risk	Mitigating factors
Technology changes
Our education, business information and book publishing businesses will be impacted by the rate of and state of technological change, including the digital revolution and other disruptive technologies. We operate in markets which are dependent on Information Technology (IT) systems and technological change.

We are transforming our products and services for the digital environment along with managing our print inventories. Our content is being adapted to new technologies across our businesses and is priced to drive demand. We develop new distribution channels by adapting our product offering and investing in new formats. We continue to monitor contraction in the consumer book market to minimise the impact of customer bankruptcy. We mitigate IT risks by establishing strong IT policies and operational controls, employing project management techniques to manage new software developments and/or systems implementations and have implemented an array of security measures to protect our IT assets from attacks or failures that could impact the confidentiality, availability or integrity of our systems.

Education regulation and funding
Our US educational solutions and assessment businesses and our UK training businesses may be adversely affected by changes in government funding resulting from either general economic conditions, changes in government educational funding, programmes, policy decisions, legislation and/or changes in the procurement processes.

In the US we actively monitor changes through participation in advisory boards and representation on standard setting committees. Our customer relationship teams have detailed knowledge of each state market. We are investing in new and innovative ways to expand and combine our product and services to provide a superior customer offering when compared to our competitors, thereby reducing our reliance on any particular funding stream in the US market. We work through our own government relations team and our industry trade associations including the Association of American Publishers. We are also monitoring municipal funding and the impact on our education receivables. In the UK we maintain relationships with those government departments and agencies that are responsible for policy and funding. We work proactively with them to ensure our education, training and apprenticeship programmes meet existing and new government objectives at the right quality. Changes in the UK government's funding policy for apprenticeships affected the business model for the Pearson in Practice adult training business. As a result, in January 2013 we announced that we will exit this particular business. We will continue to provide training and support for young adults who wish to develop skills and enter the UK workforce through our qualifications and curriculum businesses.

Economic uncertainties
Global economic conditions may adversely impact our financial performance. A significant deterioration in Group profitability and/or cash flow caused by prolonged economic instability could reduce our liquidity and/or impair our financial ratios, and trigger a need to raise additional funds from the capital markets and/or renegotiate our banking covenants. We generate a substantial proportion of our revenue in foreign currencies, particularly the US dollar, and foreign exchange rate fluctuation could adversely affect our earnings and the strength of our balance sheet.
The Group's approach to funding is described on page 27 and the Group's approach to the management of financial risks is set out in note 19 to the financial statements.
Intellectual property rights
If we do not adequately protect our intellectual property and proprietary rights our competitive position and results may be adversely affected and limit our ability to grow.

We seek to mitigate this type of risk through general vigilance, co-operation with other publishers and trade associations, advances in technology, as well as recourse to law as necessary. Digital rights management standards and monitoring programmes have been developed. We have a piracy task force to identify weaknesses and remediate breaches. We monitor activities and regulations in each market for developments in copyright/intellectual property law and enforcement and take legal action where necessary.

Emerging markets Our investment into inherently riskier emerging markets is growing and the returns may be lower than anticipated.
We draw on our experience of developing businesses outside our core markets and our existing international infrastructure to manage specific country risks. We continue to strengthen our financial control and managerial resources in these markets to manage expansion. The diversification of our international portfolio, and relative size of 'emerging markets' in relation to the Group, further minimises the effect any one territory could have on the overall Group results.

Data privacy breach
Failure to comply with data privacy regulations and standards or weakness in internet security could result in a major data privacy breach causing reputational damage to our brands and financial loss.

Through our global security team we have established various data privacy and security programmes. We constantly test and re-evaluate our data security procedures and controls across all our businesses with the aim of ensuring personal data is secured and we comply with relevant legislation and contractual requirements. We pursue appropriate privacy accreditations, e.g., TRUSTe Privacy and Safe Harbor Seal. We regularly monitor regulation changes to assess impact on existing processes and programmes.

Testing failures
A control breakdown or service failure in our school assessment businesses could result in financial loss and reputational damage. Our professional services and school assessment businesses involve complex contractual relationships with both government agencies and commercial customers for the provision of various testing services.
Our financial results, growth prospects and/or reputation may be adversely affected if these contracts and relationships are poorly managed.

We seek to minimise the risk of a breakdown in our student marking with the use of robust quality assurance procedures and controls and oversight of contract performance, combined with our investment in technology, project management and skills development of our people. In addition to the internal business procedures and controls implemented to ensure we successfully deliver on our contractual commitments, we also seek to develop and maintain good relationships with our customers to minimise associated risks. We also look to diversify our portfolio to minimise reliance on any single contract.

Acquisitions and mergers
Failure to generate anticipated revenue growth, synergies and/or cost savings from acquisitions, mergers and other business combinations could lead to goodwill and intangible asset impairments.

We perform pre-transaction due diligence and closely monitor actual performance to ensure we are meeting operational and financial targets. Any divergence from these plans will result in management action to improve performance and minimise the risk of any impairments. Executive management and the board receive regular reports on the status of acquisition and mergers. In October 2012, we announced an agreement with Bertelsmann to combine our respective consumer publishing businesses in a newly-created venture named Penguin Random House. The combination is subject to customary regulatory and other approvals and is expected to complete in the second half of 2013.

Brand/reputation perception Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to retain or expand our business.
We mitigate this risk through the development of comprehensive processes to enable our business units to effectively manage relationships with stakeholders, customers, communities and employees. We have an ongoing process to understand and evaluate potential brand threats and monitor and evaluate information about our brand across media sources.

LEGAL NOTICE

"This document contains forward-looking statements which are made by the directors in good faith based on information available to them at the time of approval of this report. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based."

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 21 March 2013

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary